EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2017 BUDGET
CALGARY, ALBERTA – DECEMBER 15, 2016 – FOR IMMEDIATE RELEASE
Commenting on the Company’s 2017 budget, Steve Laut, President of Canadian Natural, stated, “With Horizon Phase 2B online, Canadian Natural is now a more robust and sustainable company.  In 2017 we will complete the last major component of the Horizon expansion and make a significant step towards our transition to a long-life, low decline asset base with Horizon Phase 3 targeted to be on stream in Q4 2017. The robustness of the Company is reflected in our ability to grow production 6% in 2017 with a capital program of $3.9 billion well below targeted cash flow, generating free cash flow of approximately $1.7 billion after the Company’s current dividend of $1.1 billion.  Canadian Natural will take a balanced approach on how we allocate free cash flow between enhancing balance sheet strength, increasing returns to shareholders, investing in economic resource development and opportunistic acquisitions.
With a large diverse portfolio of assets, the Company retains significant capital flexibility. In 2017, the Company will continue to allocate capital using a disciplined approach. This disciplined approach provides the Company with opportunities to increase the Company’s E&P drilling capital program by up to approximately $525 million, the potential for a Horizon debottleneck requiring approximately $70 million of project capital or the flexibility to rollback our capital program by up to approximately $900 million if commodity price volatility or economic conditions dictate.  The 2017 capital program will deliver near-term production growth from the Horizon Phase 3 expansion while we work to advance the Company’s mid-term project at Kirby North.  Going forward, with a greater base of sustainable free cash flow that our long-life, low decline assets provide, the Company will have increased flexibility to allocate cash flow to maximize shareholder value.”
Canadian Natural’s Chief Financial Officer, Corey Bieber, continued, “Canadian Natural has effectively managed our balance sheet in 2016 through proactive capital allocation and a continued focus on lowering our overall operating and capital cost structures.  In 2017, we target to continue this focus, while bringing the major component of our transition to long-life, low decline asset base to completion. As a result, Canadian Natural is confident we can deliver on the Company’s cash flow allocation pillars.  We target to quickly strengthen key balance sheet metrics to the low-end of our long-term targeted ranges and increase returns to shareholders as we have over the past 16 years.”

HIGHLIGHTS OF THE 2017 BUDGET
▪	Canadian Natural’s 2017 capital budget is targeted at approximately $3.9 billion. The Company targets to deliver 2017 production growth of approximately 6% at the midpoint of 2017 budget guidance, while advancing the Company’s transition to a longer-life, lower decline asset base with the completion of Horizon Phase 3 adding an incremental 80,000 bbl/d in Q4/17.
▪	In addition, the Company has significant capital flexibility to increase the Company’s Exploration and Production (“E&P”) drilling capital program by up to approximately $525 million and potential for a Horizon debottleneck requiring approximately $70 million of project capital. Alternatively, if commodity prices or economic conditions dictate, Canadian Natural can rollback its capital program by up to approximately $900 million.
▪	The Company’s 2017 free cash flow is targeted to be approximately $2.6 billion to $3.0 billion. After the current dividend, free cash flow is targeted to be approximately $1.5 billion to $1.9 billion, based on production guidance and average annual WTI strip pricing of US$55.58/bbl and AECO strip pricing of C$3.06/GJ.
▪	Overall crude oil and NGL production is targeted to increase 9% from 2016 levels, representing approximately 45,000 barrels per day (“bbl/d”) of production growth, largely as a result of the completion of Horizon Phase 2B in October 2016.
▪	Canadian Natural’s total natural gas production is targeted to increase 2% from 2016 levels, at 1,700 MMcf/d to 1,760 MMcf/d.
▪	Overall production in 2017 is targeted to be between 833,000 BOE/d and 883,000 BOE/d, with a product mix of approximately 65% crude oil and NGLs and 35% natural gas.
Crude Oil and NGLs
▪	Total crude oil and NGL production volumes are targeted to increase from 2016 levels by 9%, ranging from 550,000 bbl/d to 590,000 bbl/d in 2017.
North America – Exploration and Production
—	North America crude oil and NGL production provides significant capital flexibility as the Company’s large asset base encompasses light crude oil, primary heavy crude oil and Pelican Lake heavy crude oil. The Company’s strong asset base is complemented by an extensive network of owned infrastructure and is supported by a deep inventory of low capital exposure, high return on capital projects that deliver significant production and value growth opportunities.
–	North American crude oil and NGL capital spending is targeted to be approximately $910 million, supporting targeted production of 232,000 bbl/d to 242,000 bbl/d, representing a 2% decrease from 2016 production levels. Operating costs in the North America crude oil and NGL segment are targeted to be $11.50/bbl to $13.50/bbl in 2017.
–	The Company targets continued strong capital efficiencies and high returns with a primary heavy crude oil drilling program of 427 net producing wells in 2017.
–	The Company targets a drilling program of 15 net producing wells in 2017 at Pelican Lake, its industry leading polymer flood asset, the first wells drilled at Pelican Lake since late 2014.
–	North America light crude oil and NGL production is a significant part of Canadian Natural’s balanced portfolio. In 2017, Canadian Natural targets to drill approximately 43 net producing wells.
North America – Oil Sands
—	Canadian Natural continues to execute on its transition to a long-life, low decline asset base. This strategy provides a substantial, sustainable, low risk production profile that generates significant free cash flow for decades to come.
–	Thermal in situ production is targeted to be relatively in-line with 2016 levels in the range from 105,000 bbl/d to 115,000 bbl/d in 2017. Total Thermal in situ 2017 capital is targeted to be $365 million as the Company targets to drill 54 net producing wells in 2017.
o	Canadian Natural’s cyclic steam stimulation (“CSS”) operations at Primrose continue to be a large part on the Company’s balanced portfolio. The Company targets to commence the development of Primrose North with a multi-well program targeted for Q4/17. Steam-in at these well pads is targeted for Q4/18, adding a targeted 29,000 bbl/d in 2019.

o	In 2017, the Company targets to continue the development of the steamflood process, which has recently been expanded at the Primrose East, Primrose South and Wolf Lake areas. Performance of the steamflood continues to improve with current production from these areas of approximately 25,000 bbl/d and is targeted to grow to 30,000 bbl/d in 2017.
o	As previously announced, the Kirby North SAGD project has been reinitiated for development. In 2017, the Company targets project capital of approximately $30 million, as we continue to optimize the execution strategy of the project. Approximately $700 million has been invested to date at Kirby North and the remaining project costs are targeted to be approximately $650 million. Canadian Natural targets first steam injection in late 2019 and first oil in Q1/2020.
–	The Horizon Phase 3 expansion is on schedule and on budget with synthetic crude oil (“SCO”) production capacity targeted to be 250,000 bbl/d in Q4/17. With Phase 2B lining out smoothly and efficiently, current production rates have been stronger than the current design capacity of 182,000 bbl/d with November production achieving a record rate of approximately 188,000 bbl/d.
o	Horizon production is targeted to increase by 44% in 2017 from 2016 levels. The 2017 production guidance range at Horizon is 170,000 bbl/d to 184,000 bbl/d of SCO, representing a 54,000 bbl/d increase at the midpoint of the 2017 budget over 2016 levels.
o	The 2017 targeted production range includes a 24 day planned turnaround as well as tie-in of the final components of the Phase 3 expansion.
o	Total 2017 Horizon project capital is targeted to be approximately $1.1 billion to complete the Phase 3 expansion, adding an incremental 80,000 bbl/d of SCO production in Q4/17.
o	Including planned downtime, Horizon operating costs are targeted to be in the $26.00/bbl to $29.00/bbl range for 2017. Operating costs upon completion of the Horizon Phase 3 expansion in Q4/17 are targeted to be below $25.00/bbl.
o	Canadian Natural is currently evaluating an opportunity to debottleneck the Horizon fractionation tower and potentially increase production by an additional 5,000 bbl/d to 15,000 bbl/d, for estimated project capital cost of $70 million.
International – Exploration and Production
—	International light crude oil production is targeted to range from 43,000 bbl/d to 49,000 bbl/d, a decrease of approximately 8% from 2016 production levels, reflecting natural production declines primarily at Espoir and Baobab.
—	For 2017, International capital is targeted to be in-line with 2016 levels at approximately $420 million, including approximately $190 million for decommissioning of the Murchison field and other abandonments.
—	Due to changes in the United Kingdom’s tax regime in 2016, economic investment in the North Sea has become more viable. As a result, the Company will increase its drilling program in the North Sea and drill 3 net producing wells in 2017.
—	North Sea Operating costs are targeted to continue to improve in 2017 and are targeted to be in the range of $33.00/bbl to $36.00/bbl in 2017.
—	Operating costs in Offshore Africa are targeted to be in the $10.50/bbl to $12.50/bbl range in 2017.
Natural Gas
▪	Total natural gas production in 2017 is targeted to range from 1,700 MMcf/d to 1,760 MMcf/d, a 2% increase from 2016 levels at the midpoint of the 2017 budget. The increase is attributed to a targeted increase in 2017 drilling activity in the Company’s North America natural gas segment and the addition of natural gas production volumes from opportunistic acquisitions completed in 2016.
▪	In 2017, the Company targets a natural gas capital program of $460 million. The Company targets to undertake a focused program of 21 strategic net producing wells in 2017, targeting liquids-rich plays in the Montney and Deep Basin.
▪	The Company continues to optimize its vast natural gas operations and infrastructure in 2017, with a focus on lowering its operating costs. North America natural gas operating costs are targeted to be in the $1.00/Mcf to $1.20/Mcf range in 2017.

Overall
▪	In 2017, Canadian Natural targets to complete the Horizon Phase 3 expansion in Q4/17, the last major component of the Horizon expansion and a significant step towards the Company’s transition to a longer-life, low decline asset base. With the addition of 80,000 bbl/d of incremental SCO production from this phase of the Horizon expansion and reduced project capital requirements going forward, the Company significantly increases the strength and sustainability of the Company’s base cash flow, increasing the flexibility of its capital allocation.
▪	The Company targets to increase corporate crude oil and natural gas production by 6% in 2017, supported by a capital budget of approximately $3.9 billion. Approximately $1.9 billion of this targeted amount focuses on maintaining the Company’s high return, low capital exposure crude oil and natural gas production from the North America E&P and Thermal in situ segments. Approximately $1.1 billion of capital spending is targeted for the Horizon Phase 3 expansion, $0.6 billion for Horizon operations and approximately $0.3 billion is targeted for discretionary abandonment expenditures.
▪	In 2017, Canadian Natural targets to deliver cash flow from operations of $6.5 billion to $6.9 billion based on production guidance and average annual WTI strip pricing of US$55.58/bbl and AECO strip pricing of C$3.06/GJ.
▪	With the addition of 45,000 barrels per day of production from the Horizon Phase 2B expansion in October 2016 and reduced project capital requirements in 2017, Canadian Natural targets significant free cash flow of approximately $2.6 billion to $3.0 billion before the current dividend and $1.5 billion to $1.9 billion after the current dividend. Strategic options for allocating this targeted free cash flow include enhancing the strength of the Company’s balance sheet, increasing returns to shareholders, investing in economic resource development and investing in opportunistic acquisitions.
PRODUCTION AND CAPITAL GUIDANCE
Canadian Natural continues its strategy of maintaining a large portfolio of varied projects. This enables the Company to provide consistent growth in production and to maximize shareholder returns over an extended period of time. Annual budgets are developed and scrutinized throughout the year and changed if necessary in the context of project returns, product pricing expectations, and the balancing of project risks and time horizons. Canadian Natural maintains a high ownership level and operatorship in its properties and can therefore control the nature, timing and extent of expenditures in each of its project areas.
The forecast production for 2016 and the 2017 Budget guidance are as follows:
Daily production volumes, before royalties	2016 Forecast	2017 Budget
Natural gas (MMcf/d)	1,698	1,700 - 1,760

Crude oil and NGLs (Mbbl/d)
North America – Exploration and Production	241	232 - 242
North America – Thermal In Situ	111	105 - 115
North America – Oil Sands Mining	123	170 - 184
International	50	43 - 49
Total crude oil and NGLs	525	550 - 590
Total BOE/d	808	833 - 883

The forecast capital expenditures for 2016 and the 2017 Budget guidance are as follows:
($ millions)	2016 Forecast	2017 Budget
North America natural gas and NGLs	$295	$460
North America crude oil	550	910
International crude oil	480	420
Total Exploration and Production	$1,325	$1,790

Total Thermal In Situ Oil Sands	$170	$365
Horizon Oil Sands Mining
Capital Projects	$1,920	$1,055
Sustaining capital	370	415
Turnarounds, reclamation and other	440	225
Technology and Phase 4	5	15
Total Horizon Oil Sands Mining	$2,735	$1,710
Net acquisitions (dispositions), midstream and other	$(385)	$25
Total Capital Expenditures	$3,845	$3,890

The above capital expenditures for the 2016 forecast and the 2017 Budget incorporates the following levels of drilling activity:
Drilling activity (number of net producing wells)	2016 Forecast	2017 Budget*
Targeting natural gas	9	21
Targeting crude oil	175	488
Targeting thermal in situ	9	54
Total	193	563
*Excludes 73 stratigraphic and service wells targeted for the E&P segment and 257 stratigraphic and service wells targeted at Horizon.

Special Note Regarding Currency, Production and Reserves
In this document, all references to dollars refer to Canadian dollars unless otherwise stated. Reserves and production data are presented on a before royalties basis unless otherwise stated. In addition, reference is made to crude oil, natural gas and NGLs in common units called barrel of oil equivalent ("BOE") or thousand cubic feet of gas equivalent (“McfGE”).  A BOE is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil or NGLs (6Mcf:1bbl).  An McfGE is derived by converting one barrel of crude oil or NGLs to six thousand cubic feet of natural gas (1bbl:6Mcf). These conversions may be misleading, particularly if used in isolation, since the 6Mcf:1bbl ratio or the 1bbl:6Mcf ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  In comparing the value ratio using current crude oil or NGL prices relative to natural gas prices, the 6Mcf:1bbl or 1bbl:6Mcf conversion ratios may be misleading as an indication of value.
This document, herein incorporated by reference, have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board.
For the year ended December 31, 2015 the Company retained Independent Qualified Reserves Evaluators (“IQREs”), Sproule Associates Limited and Sproule International Limited (together as “Sproule”) and GLJ Petroleum Consultants Ltd. (“GLJ”), to evaluate and review all of the Company’s proved and proved plus probable reserves with an effective date of December 31, 2015 and a preparation date of February 1, 2016.  Sproule evaluated the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and NGLs reserves.  GLJ evaluated the Horizon SCO reserves.  The evaluation and review was conducted in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requirements.  Reserves disclosure is presented in accordance with Canadian reporting requirements using forecast prices and escalated costs.
The Company annually discloses net proved reserves and the standardized measure of discounted future net cash flows using 12-month average prices and current costs in accordance with United States Financial Accounting Standards Board Topic 932 “Extractive Activities - Oil and Gas” in the Company’s Form 40-F filed with the SEC in the “Supplementary Oil and Gas Information” section of the Company’s Annual Report.
Special Note Regarding non-GAAP Financial Measures
This document includes references to financial measures commonly used in the crude oil and natural gas industry, such as adjusted net earnings from operations, cash flow from operations, cash production costs and net asset value. These financial measures are not defined by International Financial Reporting Standards (“IFRS”) and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate its performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, as determined in accordance with IFRS, as an indication of the Company’s performance. The non-GAAP measures adjusted net earnings from operations and cash flow from operations are reconciled to net earnings, as determined in accordance with IFRS, in the “Net Earnings and Cash Flow from Operations” section of the Company’s MD&A. The derivation of adjusted cash production costs and adjusted depreciation, depletion and amortization are included in the “Operating Highlights – Oil Sands Mining and Upgrading” section of the Company’s MD&A. The Company also presents certain non-GAAP financial ratios and their derivation in the “Liquidity and Capital Resources” section of the Company’s MD&A.
Volumes shown are Company share before royalties unless otherwise stated.
Forward Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, operating costs, capital expenditures, income tax expenses, and other guidance provided throughout this presentation constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to the Horizon Oil Sands operations and expansion projects, Septimus, Primrose Thermal projects, Pelican Lake water and polymer flood project, the Kirby South Thermal Oil Sands operations, the Kirby North Thermal Oil Sands construction and future operations and the construction and future operations of the North West Redwater bitumen upgrader and refinery also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks and the reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil and natural gas and natural gas liquids (NGLs”) reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the resumption of the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and their ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses. The Company’s operations have been, and in the future may be, affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available. For additional information refer to the “Risks Factors” section of the AIF. Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements.
Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or Management’s estimates or opinions change.

CONFERENCE CALL
A conference call will be held at 9:00 a.m. Mountain Time, 11:00 a.m. Eastern Time on Thursday, December 15, 2016. The North American conference call number is 1-866-521-4909 and the outside North American conference call number is 001-647-427-2311. Please call in about 10 minutes before the starting time in order to be patched into the call.
A taped rebroadcast will be available until 6:00 p.m. Mountain Time, Friday, January 20, 2017. To access the rebroadcast in North America, dial 1-855-859-2056. Those outside of North America, dial 001-404-537-3406. The conference ID number to use is 29782417.
WEBCAST
This call is being webcast and can be accessed on Canadian Natural's website at www.cnrl.com. Presentation slides will be available on Canadian Natural's website in PDF format shortly before the live conference call webcast.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	STEVE W. LAUT President COREY B. BIEBER Chief Financial Officer and Senior Vice-President, Finance MARK A. STAINTHORPE Director, Treasury and Investor Relations
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange